JS Beauty Land Network Technology Inc.

No. 99, Taihu Road

Yancheng, Jiangsu Province, China

April 3, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg, Staff Attorney

Re: JS Beauty Land Network Technology Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 8, 2019

File No. 333-228807

Ladies and Gentlemen:

On behalf of the Company, we are filing Amendment #3 to the Company’s previously filed Registration Statement on Form S-1.

The purpose of this Amendment #3 to the Form S-1 Registration Statement filed on February 8, 2019 is to make revisions and amendments updating the Company’s financial statements to December 31, 2018 and to generally update Amendment #2.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JS BEAUTY LAND NETWORK TECHNOLOGY INC.

	By:	/S/ Faxian Qian
Faxian Qian
Chief Executive Officer

cc: Robert L. B. Diener, Esq.